Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

May 23, 2025

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 587 to the Trust’s Registration Statement on Form N-1A – Weitz Multisector Bond ETF and Weitz Core Plus Bond ETF

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Weitz Multisector Bond ETF and Weitz Core Plus Bond ETF (the “Funds”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 587 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 587”). Post-Effective Amendment No. 587 is being filed for the purpose of adding the Funds as new series of the Trust.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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